May 15, 1998


Simpson Industries, Inc.
47603 Halyard Drive
Plymouth, Michigan 48170-2429

Ladies and Gentlemen:

     We have assisted you (the "Company") in the preparation of a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, for the offering of 206,893 shares of Common Stock, par value $1.00 per share, of the Company (the "Shares") by certain shareholders of the Company. All of the shares included in the Registration Statement were issued by the Company pursuant to the acquisition of Stahl International, Inc. on April 2, 1998.

     It is our opinion that the Shares are validly issued, fully paid and non-assessable shares of Common Stock of the Company.

     We consent to the filing of this opinion as Exhibit 5 to the Registration Statement.

                         Very truly yours,

                         DYKEMA GOSSETT PLLC

                         /S/ D. RICHARD MCDONALD

                         D. Richard McDonald